02037325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

RECD S.E.C.
MAY 2 2 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

P.E.
5-1-02

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Group Report

Deutsche Telekom

Deutsche Telekom at a glance.

Key figures

	Q1/2002 millions of €	Q1/2001 millions of €	Change millions of €	Change %	Full year 2001 millions of €
Net revenue	**12,770**	11,082	1,688	15.2	48,309
Domestic	**8,518**	8,793	(275)	(3.1)	35,107
International	**4,252**	2,289	1,963	85.8	13202
Net loss	**(1,808)**	(358)	(1,450)	(405.0)	(3,454)
EBITDA after adjustment for special factors[a]	**3,782**	3,622	160	4.4	15,127
EBITDA[b]	**3,782**	3,622	160	4.4	18,065
Net cash provided by operating activities	**2,263**	1,650	613	37.2	11,934
Capex (tangible assets)[c]	**1,479**	1,593	(114)	(7.2)	9,853
Number of employees at balance sheet date	**255,681**	229,732	25,949	11.3	257,058

a To interpret the adjusted EBITDA, please refer to the important information contained in the "Reconciliation to adjusted EBITDA".
b EBITDA: results from ordinary business activities plus the financial income (expense), net and amortization of intangible assets and depreciation of property, plant and equipment.
c Investments in property, plant and equipment: Investments minus investments in intangible assets minus investments in financial assets.

Customer breakdown

	March 31, 2002 millions	Dec. 31, 2001 millions	Change March 31, 2002/ Dec. 31, 2001 %[6]	March 31, 2001 millions	Change March 31, 2002/ March 31, 2001 %[6]
Telephone lines (with ISDN channels)	**57.3**	56.9	0.7	56.2	2.0
Deutsche Telekom (with public telephones)	**51.0**	50.7	0.6	49.9	2.2
AktivPlus customers (tariffs used)	**9.2**	8.4	9.5	5.8	58.6
T-DSL contracts (marketed)	**2.3**	2.2	4.5	0.85	170.6
ISDN channels	**21.1**	20.4	3.4	18.6	13.4
MATÁV	**3.0**	2.9	3.4	2.9	3.4
Slovenské Telekomunikácie	**1.5**	1.6	(6.3)	1.7	(11.8)
Hrvatske telekomunikacije[1]	**1,8**	1.7	5.9	1.7	5.9
Mobile communications subscribers					
Majority shareholdings[1,2]	**50.0**	48.9	2.2	42.0	19.0
of which: T-Mobile Deutschland	**23.0**	23.1	(0.4)	20.9	10.0
of which: T-Mobile UK (One 2 One)[3]	**10.8**	10.4	3.8	9.0	20.0
of which: VoiceStream/Powertel[1]	**7.5**	7.0	7.1	5.4	38.9
of which: T-Mobile Austria (max.mobil.)	**2.0**	2.1	(4.8)	2.1	(4.8)
of which: RadioMobil[1]	**3.0**	2.9	3.4	2.1	42.9
of which: Westel (via MATÁV)	**2.7**	2.5	8.0	1.9	42.1
of which: Hrvatske telekomunikacije[1]	**1.0**	0.9	11.1	0.6	66.7
Proportionate number of subscribers[4]	**52.4**	51.1	2.5	43.5	20.5
Total number of subscribers[5]	**69.4**	66.9	3.7	54.5	27.3
T-Online subscribers	**11.2**	10.7	4.7	8.7	28.7
of which: T-Online (Germany)	**9.2**	8.8	4.5	7.1	29.6
of which: T-Online France (Club-Internet)	**0.9**	0.8	12.5	0.7	28.6
of which: Ya.com	**0.9**	0.9	0.0	0.8	12.5
of which: other	**0.2**	0.2	0.0	0.2	0.0

1 VoiceStream/Powertel, RadioMobil and Hrvatske telekomunikacije were not consolidated in the first quarter of 2001, but are shown here pro forma to facilitate comparison.
2 Number of subscribers of the consolidated mobile communications companies.
3 Incl. Virgin Mobile.
4 Proportion of subscribers of all associated mobile communications companies pro-rata to shareholding.
5 Total number of subscribers of the consolidated mobile communications companies and total number of subscribers of other associated mobile communications companies.
6 Percentages based on rounded figures.

Contents.

Ladies and gentlemen, dear shareholders,

The purpose of this report is to give you detailed information about the first three months of the 2002 financial year and recent developments.
Deutsche Telekom's strategy of securing leading market positions for the Group companies in its core markets of Europe and North America is being pursued consistently, thereby creating synergies for the whole Group. Deutsche Telekom is concentrating on systematically developing its strategic corporate units, increasing efficiency and extensively reducing its debt.

Major developments in the first quarter of 2002 compared to the first quarter of 2001:

- **Group revenue increased by 15 % to EUR 12.8 billion.**
- **Group EBITDA grew by 4.4 % to EUR 3.8 billion.**
- **Cash generated from operations increased by 14 % to EUR 2.9 billion.**
- **Proposed dividend of EUR 0.37 per share.**
- **EBITDA margin of T-Systems increased significantly to approximately 10 %.**
- **EBITDA of T-Mobile more than doubled, increasing by EUR 621 million to approximately EUR 1.2 billion.**
- **EBITDA of T-Online division positive.**
- **Number of proportionate mobile communications subscribers increased by more than 20 % to 52.4 million.**
- **T-Com further promotes migration to advanced lines through the growth of T-DSL and ISDN; number of T-DSL lines sold increased by 170 % to 2.3 million customers; 13.4 % growth recorded for ISDN with 21.1 million channels now in operation.**
- **Number of T-Online subscribers increased by 28 % to 11.2 million.**
- **Increase in net loss from EUR -0.4 billion to EUR -1.8 billion, mainly attributable to amortization of newly consolidated companies.**

Highlights.

T-DSL campaign continued, leading position in ISDN remains unchallenged.

- In the first quarter of 2002, T-Com continued the successful marketing of T-DSL broadband lines, with 2.3 million T-DSL lines sold by March 31, 2002, 2.2 million of which have already been installed.
  The demand for ISDN lines continued to grow strongly from an already high level. The number of ISDN channels increased clearly by 13.4 % to more than 21 million.
  T-Com continues to focus on the migration of customers to high-value ISDN and T-DSL lines, thereby opening up further sources of revenue ("soft rebalancing") in the access business. This continues to be an important foundation for a stable development of revenue and earnings at T-Com.

T-Systems acquires 49.9 % stake in T-Systems ITS GmbH.

- Deutsche Telekom AG and DaimlerChrysler Services AG completed the sale of debis Systemhaus to Deutsche Telekom in March 2002. According to the agreement, Deutsche Telekom AG acquired the remaining share of 49.9 % in T-Systems ITS GmbH (formerly debis Systemhaus GmbH), after the DaimlerChrysler subsidiary had exercised a contractual agreed put option with effect from January 1, 2002.

VoiceStream as major growth driver in the Group.

- In the first quarter of 2002, VoiceStream (including Powertel) already accounted for approximately 30 % of T-Mobile International's total revenue. Around 60 % of T-Mobile International's net additions in subscribers was attributable to VoiceStream in the first quarter of 2002. In terms of contract customers, VoiceStream recorded almost 80 % of total net additions in the majority shareholdings. For the first time VoiceStream made a positive contribution to EBITDA in the first quarter. These figures underline the important role VoiceStream is playing for the growth of T-Mobile International and the Deutsche Telekom Group as a whole.

T-Online Vision.

- The new broadband portal T-Online Vision (www.vision.t-online.de) was presented at CeBIT in Hanover. Besides streamings of the most recent music videos, T-Online Vision also offers exclusive reviews of TV series and current movies as well as news and sports. New innovative broadband advertising formats were also presented as part of the launch of T-Online Vision.

Dividend of EUR 0.37 per share proposed.

- The Board of Management and the Supervisory Board will propose a dividend payment of EUR 0.37 per dividend-bearing share to the shareholders' meeting; this represents a reduction of 40 % compared to the per share dividend paid last year. This move will contribute to the reduction in net debt and forms part of a package of measures approved by the Board of Management after the sale of the cable network to Liberty Media was prohibited by the Federal Cartel Office.

Business developments.

Summary.

Group revenue increased by over 15 % to EUR 12.8 billion

Group revenue increased by over 15 % to EUR 12.8 billion compared with the first quarter of 2001 (EUR 11.1 billion). The U.S. mobile communications companies VoiceStream/Powertel, which were not consolidated in the first quarter of the previous year, accounted for EUR 1.4 billion of international revenue. The T-Mobile and T-Online divisions recorded the strongest growth rates, with T-Com revenue remaining at the same level as in the previous year. Revenue generated by T-Systems in the first quarter slightly decreased. T-Com contributed 49 % of Group revenue, T-Systems 15 %, T-Mobile International 32 %, T-Online 3 % and the "Other" segment 1 %. International revenue increased by approximately 86 % from EUR 2.3 billion in the first quarter of 2001 to EUR 4.3 billion. Revenue generated outside Germany increased to 33 % of Group revenue in the first quarter of 2002 compared to 21 % in the same period last year.

Revenue by geographic area

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Net revenue	**12,770**	11,082	15.2	48,309
Domestic	**8,518**	8,793	(3.1)	35,107
International	**4,252**	2,289	85.8	13,202
of which: EU countries (excl. Germany)	**1,541**	1,425	8.1	6,088
of which: Rest of Europe	**1,228**	729	68.4	3,787
of which: North America	**1,421**	51	n/a	3,066
of which: Latin America	**19**	20	(5)	85
of which: Other	**43**	64	(32.8)	176

Group EBITDA increased by 4.4 % to EUR 3.8 billion

EBITDA[a] increased by 4.4 % to EUR 3.8 billion compared to the same period last year. The T-Mobile division doubled EBITDA by consolidating VoiceStream/Powertel and RadioMobil, increasing revenue and cutting costs. The T-Systems division increased EBITDA by 76 % compared to the same period last year. In the first quarter of 2002, EBITDA in the T-Online division was positive for the first time since June 2000 due to the successful migration of the narrowband flat rate into other tariffs. However, EBITDA in the T-Com segment decreased by a single-digit percentage rate. EBITDA in "Other" also decreased due to lower intra-group revenues.

a Deutsche Telekom sees EBITDA as an indicator for the development of its operating activities. Deutsche Telekom defines EBITDA as the results from ordinary business activities plus the net financial income (expense) and amortization and depreciation. EBITDA should not be viewed as an alternative to net income (loss), operating income, net cash provided by operating activities or other financial measures prepared in accordance with German or U.S. GAAP. Since different companies may calculate EBITDA in different ways, Deutsche Telekom's EBITDA may not be directly comparable to similarly titled statistics of other companies.

Net loss

Net loss in the first quarter of 2002 amounted to EUR -1,808 million compared to EUR -358 million for the first quarter of 2001. This includes amortization for newly consolidated companies amounting to EUR 1,033 million. Adjusted for negative special influences, this net loss amounts to EUR -1.4 billion. The special influences include the nonscheduled write-down on the net carrying amount of the stake in France Télécom (EUR 0.2 billion) as a result of the decrease in France Télécom's share price, further write-downs on financial assets (EUR 0.3 billion) and the continued positive tax effect derived from offsetting the loss from the write-down of the net carrying amount of the investment in Sprint and other tax effects (EUR 0.1 billion).

T-Com

In the first quarter of 2002, T-Com's customer growth continued its positive development. In the period from April 1, 2001 to March 31, 2002, the number of ISDN channels increased by 13.4 % to 21.1 million, and in the same period the number of analog telephone lines decreased slightly by 4.6 % to around 29.8 million. This is primarily attributable to the trend of customers migrating from analog to the more advanced ISDN lines. In the first quarter of 2002 alone, the T-Com division sold around 700,000 new ISDN channels despite the fact that the penetration rate for ISDN is already high. This further solidified its leading position.

The number of T-DSL lines sold rose to 2.3 million, an increase of 2.5 times compared to the first quarter of 2001. Since January 1, 2002, the general conditions for the sale of T-DSL lines have changed. Firstly, the modem is no longer included free of charge in the T-DSL package and may be purchased separately at market price at T-Punkt shops. Secondly the T-DSL prices for new customers were increased with effect from February 25, 2002 by EUR 2 to EUR 3 per month.

T-Com continues to successfully market the calling plans AktivPlus and BusinessCall, which were introduced to increase customer retention. During the first three months of 2002 approximately 800,000 new customers opted for the AktivPlus calling plan.

Although the successful marketing of calling plans and innovative access products, e.g. T-ISDN xxl, in 2001 and the first quarter of 2002 led to a decrease in the average net call charges generated, sustainable customer retention improved, with a resulting stabilization of market shares for calls; it was even possible to win customers back in individual market segments. The resulting decrease in revenue for voice telephony was, however, partly offset by the monthly charges for the calling plans. Moreover, fixed monthly revenue further increased, in particular, as a result of the increased sale of advanced ISDN lines, also in combination with T-DSL.

The total number of call minutes in the first three months of 2002 decreased by a two-digit percentage rate, which is primarily attributable to the successful migration of narrowband Internet customers to the T-DSL broadband access. This is supported by the fact that the total data volume on the IP platform continued to grow significantly, exceeding 10,000,000 GByte/month for the first time.

In Eastern Europe, T-Com continued to push ahead with the successful transformation processes launched at MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije.

MATÁV. MATÁV has seen a successful start to 2002 despite liberalization of the fixed network market in Hungary as of January 1, 2002. Since the beginning of the year, MATÁV has been implementing a new organizational structure. The new organization is divided into pillars, similar to Deutsche Telekom's structure. In the mobile communications business, Westel has further expanded its market leadership with a market share of over 50 %.

Slovenské Telekomunikácie. In the first quarter of 2002, Slovenské Telekomunikácie opened its first call center and introduced a new billing system in line with its medium-term strategy. In addition, the company is preparing the ground for the provision of interconnection services for future competitors. In addition to its internal activities, Slovenské Telekomunikácie launched the "eSlovakia" initiative in the first quarter of 2002 to promote the greater use of the Internet in Slovakia.

Due to the increase in access charges introduced in the run up to the forthcoming market liberalization, and the substitution of the fixed network by mobile communications, the number of telephone lines decreased in the first quarter of 2002 by 0.1 million to 1.5 million compared to the same period last year.

Hrvatske telekomunikacije. In the first quarter of this year, Hrvatske telekomunikacije successfully introduced a new organizational structure, which is comprised of three pillars – Fixed Network, Mobile and Online. All three pillars recorded customer growth in the first quarter. For example, the number of mobile communications subscribers reached 1 million. Hrvatske telekomunikacije thus consolidated its market position and created a sound basis for future business growth. In online business, dial-up traffic increased by 58 % compared with the first quarter of 2001, and, in the fixed network sector, the marketing of ISDN continued.

T-Systems

T-Systems' IT business developed positively. The main growth drivers in the period under review were the existing long-term outsourcing contracts with large corporate customers such as Deutsche Post and DaimlerChrysler. According to forecasts of market researchers, the potential for outsourcing in the German market is expected to continue to rise significantly in the next few years. To improve customer support, the organization was restructured according to industry sector and types of services. The service lines Computing and Desktop Services were merged to better focus on the outsourcing business. The convergence and e-business approach is strengthened by the new service line Hosting and ASP Services. The integration of the international networks should further improve the quality of end-to-end services and underline the strategy of comprehensive, global customer care. The positive development of the operational business compared to the first quarter of 2001 is demonstrated by the following key figures. In the outsourcing business, the number of MIPS (million instructions per second) generated in the data centers increased from 79,122 at the end of 2001 to 84,367 at the end of the first quarter of 2002. The number of servers grew from 23,852 at the end of 2001 to 27,515 at the end of the period under review. The number of desktops serviced at customers' premises increased from 970,000 to 1,132,220 as at March 31, 2002. The total number of hours billed for systems integration services amounted to 2.8 million in the first quarter of 2002.

In the first quarter of 2002, T-Systems was awarded a number of new customer projects, winning against major competitors. The German Federal Ministry of Transport, Building and Housing, for example, has commissioned a consortium, led by T-Systems, to develop a uniform, integrated human resources management system. The solution will coordinate the data traffic of 27,000 employees in 69 of the Ministry's agencies.

T-Mobile

In total, Deutsche Telekom's subsidiaries, associated and related companies had 69.4 million mobile communications subscribers in total at the end of March 2002, which corresponds to net additions of 2.5 million subscribers between the end of 2001 and the end of the first quarter of 2002. On the basis of the size of the respective shareholdings, the proportionate number of customers is 52.4 million.

At the end of the first quarter of 2002, **T-Mobile International** was serving around 54.6 million subscribers in its majority and minority shareholdings. The majority shareholdings in Germany, the U.S., the United Kingdom, Austria and the Czech Republic accounted for over 46.3 million of these subscribers – an increase of approximately 45 % compared to the first quarter of 2001. With just under 8.3 million customers, the minority shareholdings in Poland, Russia and the Netherlands recorded a growth of more than 51 %.

VoiceStream/Powertel accounted for just under 60 % of all net subscriber additions in T-Mobile International's majority shareholdings in the first quarter of 2002. This is all the more remarkable because the number of customers with prepaid cards decreased by around 50,000 as a result of the company's focus on the more lucrative contract subscriber business. The number of contract subscribers increased by approximately 560,000 in the first quarter of 2002.

In the first quarter of 2002, **T-Mobile UK (formerly One 2 One)**, including Virgin Mobile, increased its subscriber base by 330,000 to 10.8 million compared to the end of December 2001. With just under 80,000 net contract additions, the number of contract subscribers as a proportion of the total number of new subscribers increased further.

T-Mobile Deutschland had more than 23 million subscribers at the end of the first quarter of 2002. The company continued to optimize its subscriber base, shifting to the high-value contract subscribers with a share of just under 47 % or 10.7 million subscibers.

The net deactivation of around 100,000 inactive prepaid cards in the first quarter led to a reduction of approximately 40,000 in the total number of subscribers.

During the first quarter of 2002, the number of subscribers of the Austrian subsidiary, **T-Mobile Austria** (formerly max.mobil.), decreased by just under 120,000 to around 2 million. This was a result of a streamlining process within the subscriber base, primarily in the prepaid sector.

In a year-on-year comparison, **RadioMobil** achieved by far the highest percentage growth of all T-Mobile majority shareholdings. At the end of March 2002, the number of customers stood at just over 3 million, an increase of around 180,000 compared to the end of 2001.

T-Online International introduced five t-zones in order to provide effective support to the introduction of the global T-Mobile brand. Currently, the services cover the specific subject areas of t-info, t-news, t-sports, t-music and t-games. The company is thereby taking a further step towards providing sound, customer-focused services for the next generation of mobile communications, which will be available to subscribers in Germany, Austria and the United Kingdom.

In February 2002, Deutsche Telekom announced the start of the roll-out of its German UMTS network. By the end of the year, the technical systems for the third generation of mobile communications are to be installed in around 20 cities in Germany.

Around 5,000 sites had already been secured last year to prepare for the UMTS network roll-out in Germany and a further 2,000 are to be secured during this year. All in all, T-Mobile plans to invest more than EUR 140 million in preparations for UMTS sites and the related systems technology.

T-Online

T-Online further increased its customer base in the first quarter of 2002. Compared to the customer base as at December 31, 2001, T-Online added approximately 0.6 million subscribers for a total of 11.2 million customers. The international subsidiaries played a part in this development, contributing around 142,000 net customer additions in the first quarter of 2002.

In January 2002, T-Online launched its first paid contents and paid service plans. For the first time, T-Online is thus offering its customers attractive paid contents, including games and finance. The paid services comprise, among other things, a special-feature package called T-Online Komfortpaket which includes Symantec virus protection software and web SMS services that are subject to a charge. This makes T-Online a provider with a broad range of paid content.

In order to develop a general interest portal that focuses on news and entertainment, the Bild.t-online.de joint venture was formed by T-Online and the Axel Springer publishing house. As part of this transaction, T-Online acquired a 37 % stake in bild.de.

Other

The Group is continuing to pursue its real estate disinvestment strategy and intends to further optimize its real estate-related costs.

Deutsche Funkturm GmbH was established to market the mobile tower portfolio using synergies already available in the Group. The company started business operations in January 2002.

Deutsche Telekom successfully started introducing electronic bills. With this move, the Deutsche Telekom Group relieves the burden on the environment, saves costs and makes life easier for customers. The number of customers invoiced online more than doubled as compared to the end of last year, reaching around 240,000 in the first quarter of 2002.

Outlook.

T-Com will continue to further develop broadband lines.

- In May 2002, T-DSL 1500 was launched in four major cities – Berlin, Hamburg, Munich and Stuttgart. T-DSL 1500 offers a downstream speed of up to 1.5 Mbit/s and an upstream speed of up to 192 kbit/s. T-DSL 1500 is available for an additional charge of EUR 9.99/month on top of the price of existing T-DSL products that have a downstream speed of up to 768 kbit/s.
- For the business customer segment, BusinessOnline will be an even more attractive plan. Asymmetrical lines are upgraded by increasing the downstream bandwidth to up to 2.3 Mbit/s. Symmetrical DSL (SDSL) will also be offered.

Price increases for T-DSL and fixed network lines – reduction of local calls rates.

- The T-DSL and fixed-line tariffs submitted to the Regulatory Authority on January 15 were approved during the first quarter. Since May 1, 2002, the charge for the T-DSL high-speed access has been between EUR 9.99 and EUR 19.99 depending on the type of line used. These modified charges have already applied to new customers from February 25, 2002 onwards. In addition, the monthly charges for T-Net and ISDN lines have increased by 65 cents each since May 1, 2002, while local call rates have been reduced from 6.2 cents to 6 cents per call unit.

High market penetration in many European mobile communications markets – focus on operational profitability.

- The years of extremely strong subscriber growth are largely over. Penetration rates in some mobile communications markets in Central and Western Europe have now reached over 70 %. In these markets, T-Mobile is focusing on operational returns. In comparison, there is considerable growth potential in the mobile communications markets in the U.S. and Eastern Europe, making them important growth drivers for T-Mobile International's acquisition of new subscribers.

Deutsche Telekom AG to sell its shares in PT Satelindo in Indonesia to PT Indosat.

- Deutsche Telekom AG announced the sale of its 25 % stake in the Indonesian mobile communications provider PT Satelindo to the state-owned company PT Indosat. This was agreed by both companies in a Memorandum of Understanding signed in Jakarta on May 15, 2002. Indosat already holds 75 % of the shares in PT Satelindo and is targeting the complete acquisition of PT Satelindo as part of the planned privatization process. A price of US$ 333 million was agreed. Subject to approval by the relevant authorities, the sale of the shareholding should be completed by June of this year. The entire proceeds from the sale will be applied to Deutsche Telekom's debt reduction program.

Risk situation.

- The risk situation of Deutsche Telekom continues to be influenced by future regulatory action. This includes in particular the planned amendment of the German Telecommunications Act (Telekommunikationsgesetz – TKG) which would give customers the option of selecting alternative service providers in the local network by means of preselection or call-by-call. Furthermore, we believe that the EU regulatory framework and the decisions of the EU Commission will also have a considerable impact on our future development, particularly in the mobile communications sector. Deutsche Telekom will continue to focus on the scheduled roll-out of the UMTS infrastructure, mobile data communications, further integration of subsidiaries and associated companies as well as the other risk areas described in the Management Report as at December 31, 2001.

Development of revenue and income[a].

- Deutsche Telekom expects continued healthy revenue growth for the full 2002 financial year – mainly driven by mobile communications.

- Deutsche Telekom aims to increase the proportion of net revenue generated outside Germany from 27 % in the 2001 financial year the 33 % for the full 2002 financial year.

- Deutsche Telekom expects EBITDA to continue to increase.

- During the first quarter of 2002, **T-Com** implemented appropriate measures to focus on profitability and safeguarding results within Germany. These efforts have been taken in order to counter the decrease in revenue and EDITDA reported in the first quarter in Germany and will continue to be implemented during the remaining months of the year. The integration of Deutsche Telekom's shareholdings in Eastern Europe is to generate further synergies.

- Despite the difficult economic environment, **T-Systems** aims to further develop its positive development in the outsourcing business in order to increase revenue during the course of the year. The improvement in EBITDA in the first three months of the year should become even more pronounced in the subsequent quarters. The ongoing consolidation of the data centers in particular should generate further EDITDA growth.

- As demonstrated by the figures for the first quarter of 2002, **T-Mobile** International AG and its subsidiaries are continuing their efforts to improve revenue growth rates and increase EBITDA. Subscriber growth should primarily be generated in markets such as the U.S. and parts of Eastern Europe where there is still scope for development. An increase in revenue of around 30 % is targeted in the mobile communications sector for the full 2002 financial year. The mobile communications division aims to achieve at least equally high EBITDA percentage growth in the same period. The T-Mobile division should remain the strongest growth driver in the Group throughout the entire year 2002.

- **T-Online's** aim is to expand its position to become a leading Internet media network. The T-Online International Group is aiming for a positive EBITDA in 2002.

- The Group will post a net loss for the year. This should not adversely affect the company's ability to pay dividends.

a Deutsche Telekom cannot guarantee that its revenue and income objectives for the year 2002 can be achieved. Some aspects of the Group's planning depend on circumstances Deutsche Telekom cannot influence. For the description of some of the factors which might influence Deutsche Telekom's ability to achieve its objectives, please refer to the items "Forward-looking statements" and "Risk factors" in the Annual Report on Form 20-F.

The divisions.

T-Com
T-Systems
T-Mobile
T-Online
Other

Restructuring of segment data.

With regard to the repositioning of the T-Com and T-Systems divisions, Deutsche Telekom's Board of Management decided to adjust the allocation of specific areas to the T-Com, T-Systems and "Other" segments as of January 1, 2002. The national carrier services business was transferred from T-Systems to T-Com, and the international carrier services business from T-Com to T-Systems. Furthermore, the in-country business, which is influenced by regulatory issues, is now reported in the T-Com division. As part of this measure, the subsidiaries in Eastern Europe, MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije, have now been transferred from "Other" to T-Com. T-Com focuses on national markets (Germany, countries within Central and Eastern Europe). This should facilitate the transfer of know-how and also help to realize further synergies. With the allocation of the international carrier services business, T-Systems is being positioned as a network-centric IT/telecommunications provider.
All the information in the following commentaries on T-Com, T-Systems and Other, including the number of employees, are reported in accordance with the new structure in respect of the first quarter of 2002, the first quarter of 2001 and also the full 2001 financial year. The structural shifts in the divisions have no effect at the Group reporting level.

The T-Com division.

- Within the "four-pillar structure", T-Com is primarily responsible for Deutsche Telekom's fixed network business. T-Com's international operations are Hrvatske telekomunikacije in Croatia, MATÁV in Hungary and Slovenské Telekomunikácie in Slovakia. In Germany, the division is responsible for the installation of network platforms, the building, expansion and support of suitable network infrastructures and customer care for residential customers and small and medium-sized enterprises. This range of services is complemented by additional services such as public telephones, directory inquiry, call centers and toll-free and shared-cost numbers, the terminal equipment business, domestic carrier services, and a broad range of products and services for data communications in Germany. T-Com provides this wide range of services to 41 million residential customers and around 420,000 small and medium-sized enterprises. To better serve customers, T-Com was reorganized on January 1, 2002. The new structure comprises MVC (Marketing Sales Consumer), MVB (Marketing Sales Business), SH (Store-Based Retailing), MVW (Marketing Sales Wholesale, including Carrier Services National) and Eastern Europe.

Total revenue of T-Com

T-Com	Q1/ 2002[3] millions of €	Q1/ 2001[3] millions of €	Change %	2001[3] millions of €
Total revenue	**7,440**	7,499	(0.8)	29,419
Domestic	**6,521**	6,905	(5.6)	26,559
Eastern Europe	**919**	594	54.7	2,860

First quarter

T-Com	Q1/ 2002[3] millions of €	Q1/ 2001[3] millions of €	Change %	2001[3] millions of €
Total revenue	**7,440**	7,499	(0.8)	29,419
Net revenue	**6,283**	6,337	(0.9)	25,028
EBITDA adjusted[1]	**2,467**	2,681	(8.0)	10,124
Depreciation and amortization	**(1,326)**	(1,259)	(5.3)	(5,443)
Financial income (expense), net	**(447)**	(100)	(347.0)	(859)
Income (loss) before taxes	**694**	1,322	(47.5)	4,614
Employees[2]	**154,983**	147,771	4.9	148,247

1 For an understanding of adjusted EBITDA, please see the important information contained in "Reconciliation to adjusted EBITDA".
2 Average number of employees.
3 Segment data in new structure.

- **Total revenue** of EUR 7,440 million remained at a similar level to that recorded in the first three months of 2001. The domestic business accounted for around 88 % of total revenue, with approximately 12 % being generated in the Eastern European companies MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije.

- The liberalization of the German telecommunications market in 1998 resulted in the toughest deregulation in continental Europe. The introduction of call-by-call, preselection and the unbundled local loop was faster, and in most cases more aggressive, than in other countries in continental Europe. Deutsche Telekom responded to the strong pressure of competition by pursuing a "soft rebalancing" strategy, the success of which is becoming more and more apparent.

- Domestic revenue was reduced by EUR 384 million to EUR 6,521 million; this represents a decrease of around 6 % compared to the same period last year. T-Com's attractive access business continues to record strong growth rates, and thanks to our calling plans, the market share in terms of call minutes has remained stable for 2 years. The access revenue increased in the first quarter of 2002 by around EUR 0.15 billion to EUR 1.8 billion compared to the same period last year, largely offsetting the decrease in call minutes accounting for EUR 0.2 billion.

- Some mobile carriers interconnect their networks directly with each other. In addition, the structural changes in the calculation of interconnection charges at the beginning of 2002 resulted in an average price reduction of 14 %. As a result of both effects, the revenue from the carrier services business decreased by around EUR 0.2 billion. In addition, the deconsolidation of the Baden-Württemberg cable business, accounting for approximately EUR 0.05 billion, and decreases in other areas, such as terminal equipment and data communications, contributed to the reduction in revenue.

- At the international level, T-Com continued to expand its business, with international revenue increasing by 55 % to EUR 919 million in the first quarter of 2002. Hrvatske telekomunikacije, which was not fully consolidated in the first quarter of 2001, contributed EUR 233 million to this growth in revenue. MATÁV also substantially increased its revenue by 19 % to EUR 574 million, primarily due to the growth in the mobile communications business. Slovenské Telekomunikácie contributed EUR 112 million to revenue. The growth recorded by the Eastern European subsidiaries mostly offset the decrease in revenues in the domestic business.

- The T-Com division posted **EBITDA** of EUR 2,467 million compared to EUR 2,681 million in the same period last year. In Germany, EBITDA decreased by around EUR 379 million or 16 % to approximately EUR 2,030 million in the first quarter of 2002. In addition to the revenue influences already described, this reduction is attributable to an increase in losses from accounts receivable from other carriers. EBITDA generated by the Eastern European shareholdings increased by EUR 155 million to EUR 427 million in the first quarter of 2002 compared to the same period last year. The consolidation of Hrvatske telekomunikacije (EUR 111 million) is the primary reason for this increase. The EBITDA margin accounted to 33.2 % in the first quarter of 2002, compared with 35.8% in the same period in 2001.

- **Income before taxes** amounted to EUR 694 million in the first quarter of 2002 compared to EUR 1,322 million in the first three months of 2001. The decrease in revenue and EBITDA also has an impact on income before taxes. In addition, write-downs on financial assets increased due to a valuation adjustment of loans extended to the associated companies of Kabel Deutschland GmbH amounting to approximately EUR 0.3 billion. The increase in depreciation and amortization, in particular amortization of goodwill, is attributable to Hrvatske telekomunikacije, which was not included in the first quarter of 2001.

The T · ·Systems· division.

- T-Systems is one of the largest systems houses in Germany and in Europe and in a position to provide its customers with e-business solutions, as well as IT/telecommunications products and services from a single source. T-Systems provides the customer with services along the entire value chain – from planning (plan) and implementation (build) to operation (run) – and on an end-to-end basis, ranging from the network and systems infrastructure and the communications and network services to comprehensive IT services and e-business solutions. In this way, T-Systems aims to increase the competitiveness of its customers.

- The T-Systems division has been restructured to better serve the requirements of specific customers. In this process, the national carrier services business was transferred to T-Com, while the international carrier services business and the international network infrastructure were integrated into T-Systems.

- The T-Systems division recorded a **total revenue** of EUR 2,652 million, which is 5.4 % lower than in the first quarter of 2001.

First quarter

T-Systems	Q1/ 2002[3] millions of €	Q1/ 2001 millions of €	Change %	2001 millions of €
Total revenue	**2,652**	2,804	(5.4)	11,899
Net revenue	**1,874**	1,992	(5.9)	8,316
EBITDA adjusted[1]	**258**	147	75,5	886
Depreciation and amortization	**(356)**	(326)	(9.2)	(1,372)
Financial income (expense), net	**(2)**	21	(109.5)	115
Income (loss) before taxes	**(100)**	(158)	36.7	(382)
Employees[2]	**43,685**	41,140	6.2	41,716

1 For an understanding of adjusted EBITDA, please see the important information contained in "Reconciliation to adjusted EBITDA".
2 Average number of employees.
3 Segment data in new structure.

- T-Systems' IT business developed positively, the main growth drivers being Systems Integration followed by Computing Services (outsourcing projects) and Desktop Services. The convergence business comprising Application Service Provision and Hosting services also grew significantly. Network Services revenues decreased due to time delays in major projects and limited orders from key accounts. In contrast, Media Broadcast recorded clear growth due to the TV transmission of the Winter Olympics in Salt Lake City and additional orders in the area of digital radio.

- **EBITDA** in the T-Systems division increased by more than 76 % from EUR 147 million in the first quarter of 2001 to EUR 258 million. The main reasons for this increase in EBITDA included cost savings in the individual areas, the consistent consolidation of data centers and more favorable terms and conditions for purchasing international network capacities. In the first quarter of 2002, the EBITDA margin increased to approximately 9.7 %, compared to around 5.2 % in the first quarter of 2001.

- The **loss before taxes** in the first quarter of 2002 improved from EUR -158 million to EUR -100 million, primarily due to the improvements in EBITDA.

The T - -Mobile- division.

- T-Mobile's business combines all the activities of the T-Mobile International AG group. T-Mobile International currently provides mobile communications services through its majority shareholdings in Germany, the United Kingdom, the United States, Austria and the Czech Republic. In addition, T-Mobile International holds minority shareholdings in Poland, the Netherlands, and Russia.

- **Total revenue** increased by 66.5 % to EUR 4,465 million compared to the same period last year. This revenue increase was due to the positive effects from the first-time consolidation of RadioMobil[3] from April 1, 2001 (EUR 163 million in the first quarter of 2002) and the U.S. mobile communications provider VoiceStream/Powertel[3] from June 1, 2001 (EUR 1,357 million in the first quarter of 2002). In addition, increased subscriber figures at T-Mobile U.K.[3] had a positive impact on the revenue development in the first quarter of 2002. Compared to the same period last year, revenue in Germany[3] increased by 8.3 % to EUR 1,796 million, and in the United Kingdom[3] by 18.9 % to EUR 920 million. In Austria[3], the drop in subscriber numbers resulted in a reduction of 1.9 % in revenue to EUR 254 million.

First quarter

T-Mobile	Q1/ 2002 millions of €	Q1/ 2001 millions of €	Change %	2001[3] millions of €
Total revenue	**4,465**	2,681	66.5	14,637
Net revenue	**4,115**	2,318	77.5	12,994
EBITDA adjusted[1]	**1,211**	590	105.3	3,137
Depreciation and amortization	**(1,729)**	(689)	(150.9)	(6,324)
Financial income (expense), net	**(322)**	(563)	(42.8)	(3,212)
Income (loss) before taxes	**(840)**	(662)	(26.9)	(6,399)
Employees[2]	**37,769**	19,349	95.2	30,124

1 For an understanding of adjusted EBITDA, please see the important information contained in "Reconciliation to adjusted EBITDA".
2 Average number of employees.
3 Figures from companies individual financial acounts.

- In the first quarter of 2002, the T-Mobile division posted an increase in **segment EBITDA** of EUR 621 million to EUR 1,211 million. EBITDA thus more than doubled compared to the same period in the previous year. The EBITDA margin increased from 22.0 % to 27.1 %. This is not only due to the fact that VoiceStream/Powertel's[3] contribution to EBITDA at EUR 106 million was positive for the first time, but is also a result of the positive development of the European subsidiaries and associated companies. In the first quarter of 2002, the key operational majority shareholdings in Europe contributed approximately 90% or EUR 1.1 billion to the segment EBITDA.

- The significant EBITDA growth in the division was above all attributable to T-Mobile Deutschland's[3] increase in EBITDA from EUR 447 million in the first quarter of 2001 to EUR 738 million in the first quarter of 2002 and the T-Mobile UK group's[3] increase in EBITDA from EUR 101 million in the first quarter of 2001 to EUR 199 million. Furthermore, contributions to EBITDA from the subsidiaries in Austria[3] and the Czech Republic[3] amounted to EUR 77 million and EUR 76 million respectively.

- The **loss before taxes** in the first quarter of 2002 totaled EUR -840 million compared to EUR -662 million in the same period of the previous year. Amortization of intangible assets in the first quarter of 2002 amounted to EUR 1,171 million compared to EUR 423 million in the first quarter of 2001. This increase is primarily due to the fact that VoiceStream/Powertel had not been consolidated in the first quarter of 2001. EUR 380 million for amortization of goodwill and EUR 299 million for amortization of PCS licenses relate to VoiceStream/Powertel. In the first quarter of 2002, amortization of UMTS licenses (including the newly acquired license in the Czech Republic) totaled EUR 183 million, the same level as in the previous year. Primarily a result of VoiceStream/Powertel, depreciation of property, plant and equipment increased by EUR 292 million to EUR 558 million.

The T - Online division.

- T-Online International AG operates a combined business model comprising access and non-access activities. It is one of the largest providers in Germany. Through its subsidiaries and associated companies, it is also present in France, Spain, Portugal, Austria and Switzerland.

- The 18.3 % increase in **total revenue** of the T-Online segment, including DeTeMedien, to EUR 427 million was driven by the revenue growth at T-Online International AG.

- The positive business development in the first three months of 2002 resulted in strong revenue growth in the T-Online group. The T-Online division generated net revenue of EUR 387 million in the first three months of the year. This represents an increase of around 8.7 % compared to the same period in 2001. As in the previous year, the access business continues to be the strongest revenue driver. There was a disproportionately large increase in non-access revenue so that its share in total revenue increased considerably.

First quarter

T-Online	Q1/ 2002 millions of €	Q1/ 2001 millions of €	Change %	2001 millions of €
Total revenue	**427**	361	18.3	1,449
Net revenue	**387**	356	8.7	1,338
EBITDA adjusted[1]	**17**	(27)	163.0	(78)
Depreciation and amortization	**(47)**	(37)	(27.0)	(189)
Financial income (expense), net	**27**	37	(27.0)	34
Income (loss) before taxes	**(3)**	(27)	88.9	(233)
Employees[2]	**2,727**	3,138	(13.1)	3,008

1 For an understanding of adjusted EBITDA, please see the important information contained in "Reconciliation to adjusted EBITDA".
2 Average number of employees.

- The increase in **EBITDA** in the T-Online segment, including DeTeMedien, is a result of the positive development at T-Online International AG (German operations), which recorded a positive EBITDA in the first quarter of 2002. In the first quarter of 2002, the T-Online division recorded EBITDA of approximately EUR 17 million compared to EUR -27 million in the first quarter of 2001, an increase of 163 %. The increase in efficiency and the economies of scale in the T-Online business in Germany have had a positive impact on results. The EBITDA margin of the T-Online segment increased to 4.0 % in the first quarter 2002, compared with 7.5 % in the same period of 2001.

- The **loss before taxes** decreased by EUR 24 million to EUR -3 million in the first quarter of 2002, compared to a loss of EUR -27 million in the first quarter of 2001. This increase was mainly attributable to the improvement in EBITDA. The EBITDA of T-Online International AG's subsidiaries, associated and related companies also improved. Amortization and depreciation included the amortization of goodwill of T-Online France (ClubInternet), Ya.com and Atrada in the amount of EUR 31 million.

Other.

- "Other" includes a variety of Group units whose activities cannot be allocated to an individual segment. These include, among others, the Deutsche Telekom Group headquarters, shared services such as real estate, billing, various competence centers and other subsidiaries, associated and related companies of the Group. Due to the repositioning of the T-Com and T-Systems divisions, the Board of Management decided on the assignment of MATÁV, Slovenské Telekomunikácie and Hrvatske telekommunikacije to T-Com. Sales responsibility for the foreign subsidiaries in New York, London, Tokyo and Singapore was transferred to the T-Systems division. The real estate area was restructured in 2002 and the responsibilities of DeTe Immobilien were assigned to three companies: Generalmietgesellschaft mbH (GMG) has taken over the leasing and rental business area. It reduces vacancy costs by optimizing space utilization and charging rent in accordance with market prices. Deutsche Telekom Immobilien und Service GmbH (DeTe Immobilien) is to provide efficient facility management services in accordance with market prices; the real-estate asset management company, Sireo, has been entrusted with looking after the real-estate interests of Deutsche Telekom, in particular: the further sale of real estate, the reduction of costs, and administrative tasks. Deutsche Funkturm GmbH (DFG) started operations in January 2002. This organizational unit will own and provide services for all the radio towers and masts in Germany. The objective of the new structure is to exploit the potential for saving costs and to add value in the Deutsche Telekom Group.

- **Total revenue** amounted to EUR 957 million in the first quarter of 2002; this represents a decrease of 19.4 % compared to the same period last year. This is a result of a lower level of intragroup charges, whereas net revenue increased by approximately 41 %. This increase in revenue is primarily a result of the billing services provided for call-by-call.

- **EBITDA** amounted to EUR -28 million. The decrease in EBITDA is primarily attributable to the decrease in total revenue.

- The **loss before taxes**, totaling EUR 1,222 million, was attributable to the nonscheduled write-down of EUR 253 million, recorded under net financial expense, on the net carrying amount of the stake in France Télécom as a result of the share price decline. Compared to the first quarter of the previous year, the loss increased, on the one hand, as a result of increased interest expense due to the higher level of net debt and, on the other, due to the decrease in EBITDA of EUR 0.2 billion.

First quarter

Other	Q1/ 2002[3] millions of €	Q1/ 2001[3] millions of €	Change %	2001[3] millions of €
Total revenue	**957**	1,188	(19.4)	5,114
Net revenue	**111**	79	40.5	633
EBITDA adjusted[1]	**(28)**	219	(112.8)	1,119
Depreciation and amortization	**(233)**	(271)	14.0	(1,447)
Financial income (expense), net	**(961)**	(402)	(139.1)	(1,477)
Income (loss) before taxes	**(1,222)**	(454)	(169.2)	352
Employees[2]	**17,888**	18,922	(5.5)	18,565

1 For an understanding of adjusted EBITDA, please see the important information contained in "Reconciliation to adjusted EBITDA".
2 Average number of employees.
3 Segment data in new structure.

Consolidated financial statements.

Consolidated statement of income

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Net revenue	**12,770**	**11,082**	**15.2**	**48,309**
Change in inventories and other own capitalized costs	**292**	157	86.0	879
Total operating performance	**13,062**	**11,239**	**16.2**	**49,188**
Other operating income	**853**	699	22.0	6,619
Goods and services purchased	**(3,411)**	(2,992)	(14.0)	(13,477)
Personnel costs	**(3,205)**	(2,779)	(15.3)	(12,114)
Depreciation and amortization	**(3,654)**	(2,581)	(41.6)	(15,221)
Other operating expenses	**(3,517)**	(2,545)	(38.2)	(12,151)
Financial income (expense), net	**(1,748)**	(1,029)	(69.9)	(5,348)
of which: Net interest expense	**(1,102)**	(977)	(12.8)	(4,138)
Results from ordinary business activities	**(1,620)**	**12**	**n/a**	**(2,504)**
Taxes	**(115)**	(341)	66.3	(808)
Income after taxes	**(1,735)**	**(329)**	**(427.4)**	**(3,312)**
Income (losses) applicable to minority shareholders	**(73)**	(29)	(151.7)	(142)
Net loss	**(1,808)**	**(358)**	**(405.0)**	**(3,454)**

Determining earnings per share

	Q1/2002	Q1/2001	Change	Full year 2001
Net loss in millions of €	**(1,808)**	(358)	(405.0)	(3,454)
Average weighted number of outstanding shares in millions	**4,195**	3,030	38.4	3,715
Earnings per share[1]/ADS[2] (German GAAP) in €	**(0.43)**	(0.12)	(258.3)	(0.93)

1 Earnings per share (according to German GAAP) for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares. The weighted average number for 2001 was ascertained after taking into account the new shares issued as part of the acquisition of VoiceStream/Powertel.

2 One ADS - American Depositary Share - corresponds in economic terms to one share of Deutsche Telekom common stock. The share to ADS ratio is 1:1.

Consolidated balance sheet

	March 31, 2002 millions of €	Dec 31, 200[illegible] millions of €	Change	Change %
Assets				
Noncurrent asets	**147,226**	146,716	510	0.3
Intangible assets	**81,916**	80,051	1,865	2.3
Property, plant and equipment	**57,939**	58,708	(769)	(1.3)
Financial assets	**7,371**	7,957	(586)	(7.4)
Current assets	**15,666**	17,033	(1,367)	(8.0)
Inventories, materials and supplies	**1,754**	1,671	83	5.0
Receivables	**6,727**	6,826	(99)	(1.5)
Other assets	**4,822**	4,966	(144)	(2.9)
Marketable securities	**659**	702	(43)	(6.1)
Liquid assets	**1,704**	2,868	(1,164)	(40.6)
Prepaid expenses, deferred charges and deferred taxation	**1,534**	813	721	88.7
Balance sheet total	**164,426**	**164,562**	**(136)**	**(0.1)**
Shareholders' equity and liabilties				
Shareholders' equity	**63,147**	66,301	(3,154)	(4.8)
Capital stock	**10,746**	10,746	0	0.0
Accruals	**18,854**	18,472	427	2.3
Pension and similar obligations	**3,687**	3,661	26	0.7
Other accruals	**15,167**	14,766	401	2.7
Liabilities	**81,447**	79,051	2,396	3.0
Debt	**70,619**	67,031	3,588	5.4
Other	**10,828**	12,020	(1,192)	9.9
Deferred income	**978**	783	195	24.9
Balance sheet total	**164,426**	**164,562**	**(136)**	**(0.1)**

Consolidated statement of cash flows

	Q1 2002 millions of €	Q1 2001 millions of €	[illegible] 2001 millions of €
Net loss	**(1,808)**	(358)	(3,454)
Income applicable to minority shareholders	**73**	29	142
Loss after taxes	**(1,735)**	(329)	(3,312)
Depreciation and amortization	**3,654**	2,581	15,221
Income tax expense	**59**	307	751
Net interest expense	**1,102**	977	4,138
Results from the disposition of noncurrent assets	**(2)**	55	(1,106)
Results from associated companies	**109**	63	547
Other noncash transactions	**1,266**	376	(1,146)
Change in accruals	**326**	258	(136)
Change in capitalized working capital[1]	**(2,142)**	(2,116)	1,189
Income taxes paid	**215**	(12)	10
Dividends received	**0**	342	115
Cash generated from operations	**2,852**	2,502	16,271
Interest paid	**(599)**	(926)	(4,779)
Interest received	**10**	74	442
Net cash provided by operating activities	**2,263**	1,650	11,934
Cash outflows from investments in			
intangible assets	**(153)**	(81)	(1,021)
property, plant and equipment	**(1,770)**	(1,678)	(9,847)
financial assets	**(203)**	(220)	(498)
consolidated companies	**(4,779)**	(305)	(5,695)
Cash inflows from disposition of			
intangible assets	**1**	208	208
property, plant and equipment	**110**	36	1,146
financial assets	**196**	155	3,514
shareholdings in consolidated companies and business units	**0**	0	1,004
Net change in short-term investments and marketable securities	**25**	(15)	4,440
Other	**0**	(74)	1,384
Net cash used for investing activities	**(6,573)**	(1,974)	(5,365)
Net change of short-term debt	**3,260**	1,563	(10,266)
Issuance of medium and long-term debt	**1,814**	1,748	13,949
Repayments of medium and long-term debt	**(1,954)**	(2,607)	(6,589)
Dividends	**0**	(8)	(1,905)
Change in minority interests	**0**	2	0
Net cash provided by (used in) financing activities	**3,120**	698	(4,811)
Effect of foreign exchange rate changes on cash and cash equivalents	**8**	0	(26)
Net increase (decrease) in cash and cash equivalents	**(1,182)**	374	1,732

1 Changes in receivables, other assets, inventories, materials and supplies, other liabilities (which do not relate to financing activities) and deferred income.

Notes to the consolidated statement of income.

Changes in the composition of the Deutsche Telekom Group

Deutsche Telekom acquired shareholdings in various foreign companies last year, which were not included in the consolidated financial statements as at March 31, 2001. In the T-Mobile division, these are VoiceStream/ Powertel and RadioMobil and in the T-Com division, Hrvatske telekomunikacije. The following shows the effects of the new acquisitions on the individual items of the consolidated statement of income and the segment reporting for the first three months of 2002. The depreciation and amortization shown below includes the amortization of goodwill relating to these companies totaling EUR 402 million.

Effects of new acquisitions on the consolidated statement of income for the first quarter of 2002

	T-Com millions of €	VoiceStream/ Powertel millions of €	Radio Mobil millions of €	T-Mobile total millions of €	Total millions of €
Net revenue	**230**	**1,354**	**161**	**1,515**	**1,745**
Change in inventories and other own capitalized costs	1	49	0	49	**50**
Other operating income	8	23	13	36	**44**
Goods and services purchased	(45)	(394)	(53)	(447)	**(492)**
Personnel costs	(36)	(243)	(9)	(252)	**(288)**
Depreciation and amortization	(51)	(939)	(43)	(982)	**(1,033)**
Other operating expense	(48)	(683)	(35)	(718)	**(766)**
Financial income (expense), net	3	(171)	(7)	(178)	**(175)**
Results from ordinary business activities	**62**	**(1,004)**	**27**	**(977)**	**(915)**
Taxes	(17)	(22)	(9)	(31)	**(48)**
Income (loss) after taxes	**45**	**(1,026)**	**18**	**(1,008)**	**(963)**
Income (losses) applicable to minority shareholders	(28)	5	(12)	(7)	**(35)**
Net income (loss)	**17**	**(1,021)**	**6**	**(1,015)**	**(998)**

The sale of the cable business in Baden-Württemberg resulted in a deconsolidation effect on total revenue in the amount of EUR 50.3 million compared to the same period last year.

Other operating income

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Other operating income	**853**	699	22.0	6,619

Other operating income in the first three months of 2002 amounted to EUR 853 million – an increase of EUR 154 million or 22 % from EUR 699 million in the previous year. This increase is mainly attributable to the positive development in terms of income from reversal of valuation adjustments of accounts receivable and doubtful accounts as well as changes in the composition of the Deutsche Telekom Group.

Goods and services purchased

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Goods and services purchased	**(3,411)**	(2,992)	(14.0)	(13,477)

The level of goods and services purchased increased by EUR 419 million in the first quarter of 2002 compared to the same period last year and therefore increased to a lesser extent than revenue. EUR 492 million are attributable to changes in the composition of the Deutsche Telekom Group. Without taking into consideration the changes in the composition of the Deutsche Telekom Group, there was a decrease in goods and services purchased which is mainly attributable to the lower level of terminal equipment purchased and the more favorable purchasing conditions for international network capacities.

Personnel

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Personnel costs	**(3,205)**	(2,779)	(15.3)	(12,114)

Personnel costs in the first quarter of 2002 increased by EUR 426 million or 15.3% compared with the same period last year. This increase was attributable to the inclusion of companies fully consolidated for the first time, contributing EUR 288 million.
The further increase in personnel costs of EUR 138 million primarily resulted from an increase of wages and salaries to bring them in line with market conditions and to promote performance. This was particularly evident in the growth area of mobile communications and at Eastern European shareholdings.
The average number of employees increased by 26,605 or 11.5 % in the first quarter of this year compared to the first quarter of 2001. This is mainly due to changes in the composition of the Deutsche Telekom Group, accounting for an increase on average of 30,172 employees (in particular: VoiceStream: 16,695, Hrvatske telekomunikacije: 11,069, RadioMobil: 2,501). Without these changes in the composition of the Deutsche Telekom Group, the average number of employees would have slightly decreased, primarily as a result of further staff reductions not only at Deutsche Telekom AG and DeTeImmobilien's successor companies, but also at Slovenské Telekomunikácie and MATÁV.
On March 31, 2002, the workforce numbered 255,681 – a reduction of 1,377 (0.5 %) from December 31, 2001. In contrast to the figure for the average number of employees, the 257,058 employees as at December 31, 2001 include the staff of the companies added to the Group in 2001 at year-end level. The development of the figures at the balance sheet date in the first quarter of 2002 reflects the ongoing trend of personnel reduction in the Deutsche Telekom Group.

Average number of employees

	Q1/2002 Number	Q1/2001 Number	Change %	Full year 2001 Number
Civil servants	**53,892**	58,500	(7.9)	56,707
Salaried employees (excl. civil servants)	**203,160**	171,957	18.1	184,953
Total Deutsche Telekom Group	**257,052**	**230,457**	**11.5**	**241,660**
Trainees/student interns	**9,172**	7,544	21.6	8,147

Number of employees at balance sheet date

	March 31, 2002 Number	Dec. 31, 2001 Number	Change %	March 31, 2001 Number
Civil servants	**53,376**	54,615	(2.3)	58,143
Salaried employees (excl. civil servants)	**202,305**	202,443	(0.1)	171,592
Deutsche Telekom Group	**255,681**	**257,058**	**(0.5)**	**229,735**
Trainees/student interns	**9,218**	9,851	(6.4)	7,445

Depreciation and amortization

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Amortization of UMTS	**(183)**	(180)	1.7	(724)
Amortization of goodwill	**(840)**	(408)	(105.9)	(3,663)
Other depreciation and amortization	**(2,631)**	(1,993)	(32.0)	(10,834)
Total depreciation and amortization	**(3,654)**	**(2,581)**	**(41.6)**	**(15,221)**

Depreciation and amortization increased in the first three months of 2002 by EUR 1,073 million or 42 % compared to the same period last year to EUR 3,654 million. This was primarily attributable to depreciation and amortization of newly consolidated companies totaling EUR 1,033 million. This figure includes EUR 402 million for the amortization of goodwill, primarily accounted for by VoiceStream/Powertel with EUR 380 million; the amortization of mobile communications licenses in the U.S. totaling EUR 299 million. The decrease of EUR 0.3 billion in property, plant and equipment is primarily attributable to the new consolidation of VoiceStream/Powertel.

Other operating expenses

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Other operating expenses	**(3,517)**	(2,545)	(38.2)	(12,151)

Other operating expenses increased to EUR 3.5 billion in the first three months of 2002 compared with the first quarter of the previous year. The increase of EUR 1.0 billion is mainly attributable to changes in the composition of the Deutsche Telekom Group (VoiceStream, Radiomobil and Hrvatske telekomunikacije), accounting for EUR 766 million. Furthermore, Deutsche Telekom AG recorded an increase in the losses on accounts receivable and provisions for doubtful accounts.

Financial income (expense), net

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Financial income (expense), net	**(1,748)**	(1,029)	(69.9)	(5,348)
of which: Income (loss) related to associated and related companies	**(109)**	(30)	n/a	(440)
of which: Net income expense	**(1,102)**	(977)	(12.8)	(4,138)
of which: Write-downs on financial assets and marketable securities	**(537)**	(22)	n/a	(770)

The increase in the financial expense of EUR 719 million is attributable in particular to the share-price-related nonscheduled write-down of EUR 253 million on the net carrying amount of the stake in France Télécom and valuation adjustments of EUR 260 million for loans to associated companies of Kabel Deutschland GmbH. Furthermore, net interest expense increased by EUR 125 million, mainly as a result of higher debt.

Taxes

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Income taxes	**(59)**	(307)	80.8	(751)
Other taxes	**(56)**	(34)	(64.7)	(57)
Taxes, total	**(115)**	(341)	66.3	(808)

The Group's result before taxes decreased by EUR 1,632 million compared with the first quarter 2001. At the same time, tax expense decreased by 66.3 % to EUR 115 million, mainly relating to income taxes. The decrease in tax expense is attributable to the reduced basis for tax calculation. In addition, existing net operating loss carryforwards could be utilized to a greater extent.

The fact that the tax expense was only slightly reduced relative to the decrease in the Group's result is attributable to an increase in amortization of goodwill and losses from consolidated companies, which are not tax deductible.

Notes to the consolidated balance sheet.

Noncurrent assets

	March 31, 2002 millions of €	Dec. 31, 2001 millions of €	Change millions of €	Change %
Intangible assets	**81,916**	80,051	1,865	2.3
of which: goodwill	**42,683**	40,597	2,086	5.1
of which: U.S. Licences	**23,076**	23,087	(11)	0.0
of which: UMTS	**14,072**	14,277	(205)	(1.4)
Property, plant and equipment	**57,939**	58,708	(769)	(1.3)
Financial assets	**7,371**	7,957	(586)	(7.4)

The growth in intangible assets is mainly attributable to an increase in goodwill from EUR 40,597 million to EUR 42,683 resulting in particular from the acquisition of the stake in T-Systems ITS GmbH (formerly debis Systemhaus GmbH), accounting for EUR 2,667 million. Property, plant and equipment were reduced by EUR 0.8 billion, with an investment volume of approximately EUR 1.5 billion being offset in particular by increased depreciation of around EUR 2.2 billion.
The decrease in financial assets is primarily a result of valuation adjustments for Deutsche Telekom's stake in France Telecom and for loans to subsidiaries of Kabel Deutschland GmbH.

Investments

	Q1/2002 millions of €	Q1/2001 millions of €	Change %	Full year 2001 millions of €
Intangible assets	**2,826**	283	n.a.	26,059
Property, plant and equipment	**1,479**	1,593	(7.2)	9,853
Financial assets	**279**	288	(3.1)	1,786
Total	**4,584**	**2,164**	**n/a**	**37,698**

Deutsche Telekom invested EUR 4,584 million in the first three months of 2002. Investments in intangible assets of EUR 2.7 billion relate to the goodwill from the acquisition of the 49.9 % stake in T-Systems ITS GmbH from DaimlerChrysler Services AG. Despite the consolidation of VoiceStream/Powertel (EUR 225 million), the increase in property, plant and equipment is below the level in the previous year. The T-Mobile International Group in particular recorded a decrease in investments of EUR 145 million, due partly to more favorable purchasing conditions. Investments in financial assets remained almost constant at the level of the first quarter of 2001 and mainly relates to the acquisition of shares in GSM Facilities and the Bild.t-online.de joint venture.

Shareholders' equity

	March 31, 2002 millions of €	Dec. 31, 2001 millions of €	Change millions of €	Change %
Capital stock	**10,746**	10,746	0,0	0,0
Additional paid-in capital	**49,998**	49,994	4,0	0,0
Retained earnings (deficit)	**4,190**	3,607	583	16.2
Unappropriated net income	**(3,353)**	101	(3,454)	n/a
Net loss	**(1,808)**	(3,454)	1,646	47.7
Minority interest	**3,374**	5,307	(1,933)	(36.4)
Total shareholders' equity	**63,147**	66,301	(3,154)	(4.8)

The decrease of approximately EUR 3.2 billion in shareholders' equity in the first quarter was caused by the following offsetting factors: firstly, by the net loss of EUR 1.8 billion and, secondly, by the EUR 2.0 billion reduction of minority interests in the context of the acquisition of the stake in debis Systemhaus. This was offset by the increase in retained earnings of around EUR 0.6 billion as a result of currency translations in foreign Group companies.

Financial liabilities

	March 31, 2002 millions of €	Dec. 31, 2001 millions of €	Change millions of €	Change %
Gross debt	**70,619**	67,031	3,588	5.4
Net debt[1]	**67,305**	62,111	5,194	8.4

1 Financial liabilities after deduction of liquid assets, marketable securities and other investments in noncurrent securities and interest rate and currency swaps shown under other assets.

Deutsche Telekom increased its net financial liabilities by EUR 5.2 billion in the first quarter of 2002 from EUR 62.1 billion to EUR 67.3 billion. Liquid assets decreased by EUR 1.2 billion, while liabilities to banks increased by EUR 3.7 billion. This increase was mainly attributable to the purchase price of EUR 4.7 billion for the complete acquisition of T-Systems ITS GmbH.

Guarantees and commitments and **other financial obligations** decreased by EUR 3.6 billion compared to December 31, 2001. Essentially, the decrease of EUR 4.7 billion in other financial purchase obligations for interests in other companies following the acquisition of the stake in T-Systems ITS was offset by an increase of EUR 0.9 billion in guarantees and commitments at T-Mobile as a result of a QTE lease financing.

Notes to the consolidated statement of cash flows.

Net cash provided by operating activities

Net cash provided by operating activities.

Net cash provided by operating activities in the first quarter of 2002 amounted to EUR 2,263 million, which represents an increase of EUR 613 million compared to the same period last year. To a large extent, this increase is attributable to an improvement in current business and to a reduction in interest paid.
The net loss increased in the period under review by EUR 1,450 million compared to the previous year; this was due, however, to increased depreciation and amortization of EUR 1,073 million and EUR 890 million from other non-cash transactions. This is mainly attributable to valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 260 million) and valuation adjustments to the net carrying amount of Deutsche Telekom's stake in France Télécom (EUR 253 million).
The decrease in interest paid of EUR 327 million compared to the first three months of 2001 is in particular a result of aperiodic payment dates.

Net cash used for investing activities

Net cash used for investing activities.

Net cash used for investing activities increased in the first quarter of 2002 by EUR 4,599 million to EUR 6,573 million, compared with the first quarter of 2001. This significant increase is predominantly attributable to the cash outflow for the acquisition of T-Systems ITS GmbH accounting alone for EUR 4.7 billion.

Net cash provided by (used for) financing activities.

Net cash provided by (used for) financing activities.

Net cash provided by financing activities in the first quarter of 2002 amounted to EUR 3,120 million compared with EUR 698 million in the same period last year. The growth in financing requirements is primarily due to the acquisition of T-Systems ITS GmbH.

Segment reporting.

The composition and designation of the segments was adjusted in the first quarter of 2002 to bring them in line with the new structure of the Deutsche Telekom Group. The national carrier services business, which used to belong to T-Systems, became part of the T-Com division as of January 1, 2002. In return, the international carrier services business, previously part of T-Com, and international network infrastructure were assigned to the T-Systems division. Furthermore, MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije, which had previously been assigned to "Other", were made part of the T-Com division's international business as of January 1, 2002. All segment information in this report has been prepared in accordance with the U.S. Statement of Financial Accounting Standard 131 (SFAS 131) and the German Accounting Standard No. 3, "Segment Reporting" (DRS 3).

The following tables give an overall summary of the new segments of Deutsche Telekom for the first three months of 2001 and 2002. In addition to the details of the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Net interest expense was allocated to the T-Mobile segment in the previous year, which is not included in the consolidated financial statements of T-Mobile International.

Segment information for the 2001 financial year.

Full year 2001 millions of €	Net revenue	Revenue between segments	Total revenue	Depreciation and amortization	Net interest expense	Income (loss) related to associated and related companies	Income (loss) before taxes
T-Com*	25,028	4,391	29,419	(5,443)	(350)	(509)	4,614
T-Systems*	8,316	3,583	11,899	(1,372)	102	13	(382)
T-Mobile	12,994	1,643	14,637	(6,324)	(3,008)	(204)	(6,399)
T-Online	1,338	111	1,449	(189)	168	(134)	(233)
Other*	633	4,481	5,114	(1,447)	(1,102)	(375)	352
Reconciliation*	0	(14,209)	(14,209)	(446)	52	(1)	(456)
Group	48,309	0	48,309	(15,221)	(4,138)	(1,210)	(2,504)

* according to new structure.

Segment information for the first quarter of 2002

Q1/2002 Q1/2001 millions of €	Net revenue	Revenue between segments	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes
T-Com*	**6,283**	**1,157**	**7,440**	**(1,326)**	**(189)**	**(258)**	**694**
	6,337	1,162	7,499	(1,259)	(102)	2	1,322
T-Systems*	**1,874**	**778**	**2,652**	**(356)**	**1**	**(3)**	**(100)**
	1,992	812	2,804	(326)	26	(5)	(158)
T-Mobile	**4,115**	**350**	**4,465**	**(1,729)**	**(218)**	**(104)**	**(840)**
	2,318	363	2,681	(689)	(510)	(53)	(662)
T-Online	**387**	**40**	**427**	**(47)**	**32**	**(5)**	**(3)**
	356	5	361	(37)	48	(11)	(27)
Other*	**111**	**846**	**957**	**(233)**	**(687)**	**(274)**	**(1,222)**
	79	1,109	1,188	(271)	(417)	15	(454)
Reconciliation*	**0**	**(3,171)**	**(3,171)**	**37**	**(41)**	**(2)**	**(149)**
	0	(3,451)	(3,451)	1	(22)	0	(9)
Group	**12,770**	**0**	**12,770**	**(3,654)**	**(1,102)**	**(646)**	**(1,620)**
	11,082	0	11,082	(2,581)	(977)	(52)	12

* according to new structure.

Accounting.

German GAAP and U.S. GAAP

Deutsche Telekom prepares its consolidated financial statements in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch – HGB) and the German Stock Corporation Law (Aktiengesetz – AktG), and from the first quarter of 2002 onwards, prepares its quarterly reports in accordance with the requirements of the German Accounting Standard No. 6 dated February 13, 2001 (DRS 6).

Methods of accounting and valuation

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements as at December 31, 2001.

Review

The chapters "Business development" and "Consolidated financial statements" have been reviewed in compliance with the IDW PS 900 auditing standard of the Institut der Wirtschaftsprüfer, Düsseldorf.

Reconciliation of net income (loss) from German GAAP to U.S. GAAP.

[illegible]	Q1/2002 millions of €	[illegible]	[illegible]	[illegible]
Net income(loss) in accordance with German GAAP	**(1,808)**	**(358)**	**(405.0)**	**(3,454)**
Other differences from U.S. GAAP	1,673	573	192.0	2,911
Income taxes differences	(5,353)	(385)	n/a	1,066
Net income (loss) in accordance with U.S. GAAP	**(5,488)**	**(170)**	**n/a**	**532**

As of March 31, 2002, the shareholders' equity according to U.S. GAAP amounting to EUR 68.8 billion, compared to EUR 73.7 billion as of December 31, 2001.

On January 1, 2002, Deutsche Telekom adopted new U.S. accounting standards addressing the treatment of business combinations and of goodwill and other intangible assets (SFAS No. 141 and 142). Upon adoption, as required by SFAS 142, Deutsche Telekom ceased amortizing goodwill as well as the U.S. FCC spectrum licenses used by Deutsche Telekom's subsidiaries VoiceStream and Powertel as these licenses are deemed to have an indefinite life.
Cessation of the amortization of goodwill and FCC spectrum licenses in Deutsche Telekom's U.S. GAAP accounts resulted in a decrease in amortization expense. Under the previous applicable standard which allowed for the scheduled amortization, the amortization expense for the first quarter of 2002 would have been under U.S. GAAP approximately EUR 850 million for goodwill and EUR 240 million for the spectrum licenses.

In line with the requirements of SFAS No. 142, Deutsche Telekom will finalize the transitional impairment tests for goodwill by the end of the second quarter of 2002. With exception to the goodwill of one reporting unit, Deutsche Telekom has concluded, based on the results of the first phase of the transitional impairment test, that goodwill shown in Deutsche Telekom's balance sheet is not impaired as of January 1, 2002. For Deutsche Telekom's reporting unit MATÁV, which resides in its division T-COM, a second phase of the impairment a test will be necessary. As of January 1, 2002, the carrying value of the reporting unit MATÁV amounted to EUR 2.9 billion and the market value of Deutsche Telekom's shares in MATÁV was EUR 2.4 billion. The amount of a potential impairment charge will be determined by an independent expert by the end of June 2002.

Deutsche Telekom also completed a transitional impairment test for its FCC spectrum licenses in the first quarter 2002 and determined that these assets were not impaired.

As a result of the non-amortization of FCC spectrum licenses, the realization of income, as defined under SFAS No. 109, from the reversal of the deferred tax liabilities related to the FCC spectrum licenses is no longer assured within the net operating loss ("NOL") carryforward period of Deutsche Telekom's subsidiaries VoiceStream and Powertel. As such, it can no longer serve to offset a deferred tax asset established for VoiceStream and Powertel's NOL carryforwards. As a consequence, Deutsche Telekom recorded in the first quarter of 2002 a valuation allowance against its deferred tax assets that resulted in a one-time non-cash charge to income tax expense of approximately EUR 4.3 billion. This valuation allowance does not reflect any change in Deutsche Telekom's assessment of the likelihood of the utilization of the tax NOL carryforwards by VoiceStream and Powertel on a cash tax basis in the future. Deutsche Telekom will continue to evaluate the need for this valuation allowance for accounting purposes using the criteria contained in SFAS No. 109 to determine if it can reverse all or part of the allowance in the future.

Special influences in the first quarter of 2002.

Special influences in the first quarter of 2002 were non-scheduled write-downs on the net carrying amount of the stake in France Telecom as a result of the decrease in its share price (EUR 253 million) and further non-scheduled write-downs (EUR 260 million) on financial assets as a result of a valuation adjustment of the loans to the associated companies of Kabel Deutschland GmbH. In addition, the Group's result was affected in the first quarter of 2002 by special influences such as the offsetting of the loss from the write-down of the net carrying amount of an investment in NAB/Sprint and the tax effects associated with the special influences, which totaled EUR 0.1 billion.
The special influences that affected EBITDA in the 2001 financial year amounted to EUR 3.0 billion. In addition, the following special influences did not affect EBITDA but impacted net income:

Non-scheduled write-downs of real estate (EUR 0.8 billion), goodwill amortization of brand names in the context of the rebranding of the mobile communications majority shareholdings (EUR 1.0 billion).
Non-scheduled write-downs on the net carrying amount of the stake in France Télécom as a result of the decrease in its share price (EUR 0.3 billion) and other write-downs on financial assets (EUR 0.6 billion).
The tax effect of offsetting the loss from the write-down of the net carrying amount of the NAB/Sprint investment and other tax effects, amounting to EUR 1.1 billion.

First quarter of 2002

Special influences	Q1/2002 billions of €	Full year 2001 billions of €
Group net income (loss)	**(1.8)**	(3.3)
Special influences	**(0.4)**	1.2
thereof write-downs of financial assets	**(0.5)**	(0.9)
Tax effect from Sprint and other tax effects	**0.1**	1.1
Net loss excluding special influences	**(1.4)**	(4.7)

Reconciliation to adjusted EBITDA.

EBITDA, adjusted for special influences, is a so-called pro-forma figure that is not subject to the regulations under German commercial law.
The acquisition of the UMTS licenses in 2000 and the implementation of Deutsche Telekom's internationalization strategy had a clear negative impact on the Group's result in the period under review. These investments did not generate sufficient revenue to offset the amortization and interest expense related to the acquisition of the UMTS licenses and the amortization of goodwill resulting from the consolidation of VoiceStream/Powertel in particular. In addition, the Group's result was influenced by a series of unusual or infrequent factors (special influences), which shall be described in more detail below.
EBITDA is the abbreviation for "earnings before interest, taxes, depreciation and amortization". Deutsche Telekom defines EBITDA as the result from ordinary business activities plus the financial income (expense), net and amortization and depreciation. Deutsche Telekom presents EBITDA adjusted for special influences as an indicator of the development of its operating activities before including the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income, plus the special influences described below. EBITDA adjusted for special influences should not be viewed in isolation as an alternative to net income (loss), operating income, net cash provided by operating activities or other financial measures prepared in accordance with German or U.S. GAAP. Since other companies may not calculate adjusted EBITDA and other pro forma financial figures in the same way, Deutsche Telekom's pro forma figures are not necessarily comparable with similarly titled figures of other companies. The special influences have been defined and quantified both for the period under review and for the previous year. In addition to EBITDA, EBITDA margin (EBITDA return on sales) is also presented. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).
When analyzing EBITDA adjusted for special influences, it should be remembered that the acquisition of the UMTS licenses and the acquisition of VoiceStream/Powertel in the period under review had an impact on depreciation and amortization as well as interest expense and will continue to do so in the future, whereas the corresponding positive effects on results are only expected to be recorded in future financial statements.
As in the first quarter of 2001, there are no special influences affecting EBITDA in the first quarter of 2002.
Special influences affecting EBITDA in the 2001 financial year mainly included proceeds from the sale of interests in Sprint FON and Sprint PCS (including selling costs) in the second and third quarters totaling EUR 1.9 billion, the capital gain from the sale of the Baden-Württemberg cable TV company in the third quarter (EUR 0.9 billion), together with proceeds from the sale of regional cable service companies (EUR 0.1 billion) and from the reversal of accruals (EUR 0.3 billion) in the fourth quarter. The reporting of an additional minimum liability under personnel costs had the effect of reducing EBITDA (EUR 0.3 billion).
In addition to the special influences mentioned above, the following special influences not affecting EBITDA also had an impact on the Group's net income (loss) in 2001:

In the 2001 financial year, the non-scheduled write-downs of real estate amounted to EUR 0.8 billion. Goodwill amortization of brand names as part of the rebranding of the mobile communications majority shareholdings accounted for EUR 1.0 billion. Financial income (expense) was impacted by nonscheduled write-downs on the net carrying amount of the stake in France Télécom (EUR 0.3 billion) as a result of the share price and other nonscheduled write-downs of financial assets (EUR 0.6 billion). The tax effects on the various special influences were determined on the basis of the corporation tax rate. In addition, the offsetting of a loss from the write-down of the net carrying amount of the NAB/ Sprint investment was a separate special influence affecting the Group's net income (loss).

In the first quarter of 2002, the following special influences not affecting EBITDA had an impact on the Group's net income (loss):
Financial income (expense) includes nonscheduled write-downs on the net carrying amount of the stake in France Télécom (EUR 0.2 billion) as a result of the share price decrease and other nonscheduled write-downs of financial assets (EUR 0.3 billion).
In addition, the offsetting of a loss from the write-down of the net carrying amount of the NAB/Sprint investment and other tax effects had an impact on the Group's net income (loss).

Bonn, May 21, 2002

Deutsche Telekom AG
Board of Management

Dr. Ron Sommer   Josef Brauner   Dr. Karl-Gerhard Eick   Jeffrey A. Hedberg

Dr. Max Hirschberger   Dr. Heinz Klinkhammer   Kai-Uwe Ricke   Gerd Tenzer

Deutsche Telekom Investor Relations calendar 2002.

Financial calendar

Date	[illegible]
Mai 22, 2002	Publication of the Group report for the first three months of 2002 Conference Call
Mai 23, 2002	Publication of the T-Online International AG report for the first three months of 2002 Conference Call
Mai 28, 2002	Shareholders' meeting of Deutsche Telekom AG, Cologne
Mai 29, 2002	Shareholders' meeting of T-Online International AG, Cologne
August 21, 2002	Publication of the Group report for the first six months of 2002 Analysts' meeting Conference Call
August 29, 2002	Publication of the T-Online International AG report for the first six months of 2002
November 20, 2002	Publication of the Group report for the first nine months of 2002 Conference Call
November 27, 2002	Publication of the T-Online International AG report for the first nine months of 2002
45 days after the end of each quarter	10 Q filings for VoiceStream and Powertel
Mai 20, 2003	Shareholders' meeting of Deutsche Telekom AG, Cologne

Disclaimer.

This document including in particular its "Outlook" section contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom's control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom's acquisitions; the development of asset values in Germany and elsewhere; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in the most recent Annual Reports on Form 20-F by Deutsche Telekom and MATÁV and Form 10-K by VoiceStream and Powertel filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Contacts.

Investor Relations Germany:
Phone +49 2 28 1 81-8 88 80
Fax +49 2 28 1 81-8 80 09
E-Mail: investor.relations@telekom.de

Investor Relations U.S.:
Phone +1-212-424-29 59
Toll-free 1-877-DT-SHARE
Fax +1-212-424-29 33
E-Mail: investor.relations@usa.telekom.de

Internet: www.telekom.de/dt-share

KNr. 642 100 074

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: May 22, 2002

By: ______________________
Name: Rolf Ewenz-Sandten
Title: Vice President